UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549


                            SCHEDULE 13D
               Under the Securities Exchange Act of 1934



                          ASTRIS ENERGI, INC.
                       ------------------------
                           (Name of Issuer)

                             COMMON STOCK
                       -------------------------
                    (Title of Class of Securities)

                             045913100
                           -------------
                          (CUSIP Number)

                          Atul Sabharwal
                         ACME Global Inc.
                         5 Marway Circle
                       Rochester, NY 14624
                          585-426-3222
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           March 16, 2007**
       -----------------------------------------------------------
         (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. Of Above Persons (Entities Only)

    ACME Global Inc.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source Of Funds (See Instructions)  WC

5.  Check if Disclosure of Legal Proceedings Is Required Pursuant To Items
2(D) or 2(E)   [ ]

6.  Citizenship or Place of Organization:    Delaware


Number Of Shares     | 7.  Sole Voting Power:              4,248,750
Beneficially         | 8.  Shared Voting Power:
Owned By Each        | 9.  Sole Dispositive Power:         4,248,750
Reporting            |10.  Shared Dispositive Power:
Person With          |

11.  Aggregate Amount Beneficially Owned by Each Reporting Person   4,248,750

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.  Percent of Class Represented By Amount In Row (11)     7.7%

14.  Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer

     This Schedule 13D relates to the common stock, no par value (the "Common Stock"), of Astris Energi, Inc. (the "Issuer"), a corporation organized under the laws of the Province of Ontario, Canada, whose principal executive office is at 2175-6 Dunwin Drive, Mississuaga, Ontario, Canada.

Item 2.  Identity and Background

     This Schedule 13D is filed on behalf of ACME Global Inc. ("ACME"), a corporation organized under the laws of the State of Delaware, whose principal executive office is at 5 Marway Circle, Rochester, NY 14624.

     ACME performs research and development for its parent, Green Shelters Innovations Ltd. ("GSI"). GSI is organized under the laws of the Republic of Cyprus, and its principal office is at 48, Themistokli Dervi, Centennai Building, Office 701,1066 Nicosia, Cyprus.

     During the last five years, neither ACME nor GSI, nor to their knowledge, any of their executive officers or directors (as set forth in Schedule A attached), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     Each executive officer and director of ACME and GSI is a citizen of the United States, except as otherwise set forth in Schedule A.

Item 3. Source and Amount of Funds or Other Consideration

    The Issuer issued 4,248,750 shares of Common Stock to ACME as repayment (in lieu of cash) of an interim loan made by ACME to the Issuer to fund working capital of the Issuer during a due diligence exclusivity period. The exclusivity period expired on March 11, 2007 without the consummation of a transaction. During the exclusivity period, ACME advanced to the Issuer a total of $339,900. ACME used working capital to finance the interim loan.

      Item 4. Purpose of Transaction

     The purpose of the acquisition of the shares was repayment for amounts which ACME advanced to the Issuer, during an exclusivity period for a potential transaction that was not consummated, as described in Item 3 above. Nonetheless, the parties continue to engage in discussions regarding a potential transaction, which may involve, an acquisition of a material amount of assets of the Issuer, a merger, or some other similar transaction. The parties have not entered into definitive documents with respect to any possible transaction, and there is no guarantee that the parties will be able to reach a definitive agreement with respect to a transaction.

     Except as described in this Schedule 13D, neither ACME or GSI, nor, to the knowledge of ACME, any of the executive officers or directors of either of them named on Schedule A attached hereto, has any plans or proposals that relate to or would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) According to information provided by the Issuer to ACME, the Issuer has 55,321,620 shares of Common Stock outstanding as of March 23, 2007. As a result of the events described in Item 3 above, ACME acquired beneficial ownership of 4,248,750 shares of Common Stock, or 7.7% of beneficial ownership of the Common Stock outstanding of the Issuer.

     GSI and the directors and officers of ACME and GSI identified on Schedule A also may be deemed to beneficially own the shares by virtue of their direct or indirect control of ACME. However, each such director and officer expressly disclaims any beneficial ownership of such shares. Further, to the knowledge of ACME, neither GSI, nor any executive officer or director named on Schedule A attached hereto beneficially owns any other shares of Common Stock.

     (b) ACME has the sole voting and dispositive power with respect to the shares of Common Stock reported pursuant to this Schedule 13D.

     (c) Other than as disclosed in this Schedule 13D, none of ACME, GSI or any executive officer or director named on Schedule A attached, has effected any transaction in the Common Stock during the past 60 days.

     (d) Not Applicable.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     In a series of transactions commencing on March 9, 2007, ACME acquired from third parties secured convertible debentures of the Issuer, with an aggregate principal amount of $1,700,000. The debentures may be converted into Common Stock under certain circumstances; provided however, that if ACME together with any of its affiliates owns more than 4.99% of the outstanding Common Stock of the Issuer at any time, then ACME must give at least 65 days notice to the Issuer prior to any conversion of the debentures.

Item 7.  Material to Be Filed as Exhibits:          N/A

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 26, 2007

                                              ACME GLOBAL INC.

                                              /s/ Atul Sabharwal

                                    ----------------------

                                          By: Atul Sabharwal
                                         Its: Director

                                 SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

     The name, position, principal business address and present principal occupation or employment of the sole director of ACME Global Inc. is set forth below. Mr. Atul Sabharwal is a citizen of India.

                             ACME Global Inc.

Name              Position with           Present Principal        Principal
                 ACME Global Inc.           Occupation        Business Address
------------------------------------------------------------------------------
Atul Sabharwal      Director of    Managing Director of      5241 42nd St. NW
                  ACME Global Inc. Finalysis Group,          Washington DC
                                   Management Consultant,    20015
                                   Strategic Advice, Business
                                   Planning

     The name, position, principal business address and present principal occupation or employment of the directors and officers of Green Shelters Innovations Ltd. is set forth below. Mr. Manoj Kumar Upadhyay is a citizen of India.

                         Green Shelters Innovations, Ltd.


Name                     Position with    Present Principal        Principal
                       ACME Global Inc.     Occupation        Business Address
------------------------------------------------------------------------------
Manoj Kumar Upadhyay  Director of     CEO and Chairman   A2/136E, Mayur Vihar,
                      Green Shelters  Acme Tele Power    Phase III
                      Innovations, Ltd                   Delhi - 110 096
                                                         India

Mayda Nishanian       Director of                        48, Themistokli Deryi
                      Green Shelters                     Centannai Building,
                      Innovations, Ltd.                  Office 701,
                                                         1066 Nicosia, Cyprus

Alexandra Parson      Director of Green                  48, Themistokli Deryi
                      Shelters Innovations, Ltd.         Centannai Building,
                                                         Office 701,
                                                         1066 Nicosia, Cyprus
------------------------------------------------------------------------------

       ** As explained in more detail in Item 3, ACME Global Inc.'s right to acquire the securities subject to this filing vested on March 11, 2007, following the expiration of a due diligence exclusivity period; however, Astris Energi, Inc. did not issue the securities to ACME Global Inc. until March 16, 2007.